UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Royal Dutch Shell plc acquires new positions in US tight gas
The Hague, 28 May, 2010.

Royal Dutch Shell plc (“Shell”) continues to build a leading portfolio in North
America tight gas, with new positions in high potential US shale gas acreage, in the Marcellus and Eagle Ford plays.
Shell has agreed to acquire subsidiaries which own substantially all of the business of East Resources, Inc (“East Resources”) for a cash consideration of
$4.7 billion, from East Resources, and its private equity investor Kohlberg
Kravis Roberts & Co. and its advisors Jefferies & Company. The transaction is subject to certain regulatory approvals. East Resources is a privately-owned business with its primary activity focused on the Marcellus shale, in the northeastern US. East Resources has some 650,000 net acres (2,600 square kilometers) of highly contiguous, operated acreage in the Marcellus, and 1.05 million net acres (4,250 square kilometers) of acreage overall. East Resources has some 60 mmscfe/d (10,000 barrels oil equivalent per day) of production, predominantly in natural gas, with substantial medium-term growth potential.
In addition, as part of its on-going acreage build strategy, Shell has acquired
~250,000 net acres (1,000 square kilometers) of mineral rights in the Eagle Ford shale play, in South Texas, in 2010. These undeveloped acreage positions are in the liquids rich window of the Eagle Ford play. Shell will be the operator in this highly contiguous acreage, and will be able to integrate these new assets into its existing South Texas operations, where Shell has been active for many years.
Shell’s Chief Executive Officer Peter Voser commented: “We are enhancing our world-wide Upstream portfolio for profitable growth, through exploration and focused acquisitions, and through divestment of non-core positions. These acreage additions form part of an on-going strategy, which also includes divestments, with an objective to grow and to upgrade the quality of Shell’s
North America tight gas portfolio.”
Voser continued: “East Resources’ management have built an excellent organization, with high quality assets in the Marcellus, which we are pleased to have as our centrepiece as we enter the premier shale gas play in the north east
US. The opportunity now is to consolidate our tight gas portfolio, divest from non-core positions across North America, and to invest for profitable growth, by deploying Shell’s technology and capabilities on a large scale.”

Notes for Editors
Shell in North America tight gas
Shell’s activities in US tight gas began in 2001, with acreage purchases in the
Pinedale Anticline in Wyoming, where the use of innovative multi-well production pads and reservoir fracturing technology has led to rapid production growth, a competitive cost structure, and reduced environmental footprint. Following the success of Pinedale, Shell has more recently expanded its tight gas acreage positions in South Texas, in the Haynesville play in Texas/Louisiana, and in
Western Canada, through the 2008 acquisition of Duvernay.

Shell’s 2009 North America tight gas production was some 140,000 boe/d
(810mmcfe/d), an increase of 62% from 2008 levels, from a 3.7 billion boe (21 tcfe) resources base. Continued focus on operating efficiency has resulted in competitive costs, with Shell’s cash operating costs in North America tight gas at less than $2/mcfe in 2009.

Prior to today’s announcements, Shell projected that its North America tight gas production could reach more than 400,000 boe/d (>2.3 bcfe/d) by 2020, subject to annual investment rates. The addition of the East Resources, Inc and the Eagle
Ford acreage will enhance this growth potential, bringing Shell’s total North
America tight gas position to some 3.6 million acres.

East Resources
East Resources is a Pennsylvania-based oil and gas company. It is engaged in the exploration and development of natural gas and crude oil with emphasis on the
Marcellus shale play.

East Resources owns a total of 1.05 million net acres (4,250 square kilometres)
of acreage, mainly in the Appalachian basin and is one of the largest Marcellus shale acreage holders with some 650,000 highly contiguous net acres located mainly in Pennsylvania. East Resources also has in excess of 100,000 net acres
(400 square kilometres) in the Rockies, in the prospective Niobrara shale play.
The Marcellus acreage is almost 100% operated with high average working interest and with access to pipeline infrastructure.

Eagle Ford transactions

Shell has acquired ~250,000 net acres (1,000 square kilometres) of highly contiguous acreage in the Eagle Ford shale, in a series of transactions with private landowners this year. These positions are in the gas condensate and oil windows. They will be operated by Shell with a high working interest, and are located close to Shell’s existing South Texas acreage, offering the potential for operating synergies.  Drilling has already commenced on acreage from the first of these 2010 transactions.

Enquiries:

Shell Media Relations:
International, UK, European Press    +31 70 377 3600
Shell US Media Line    +1 713 241 4544
The Netherlands Press     +31 70 377 8750

Shell Investor Relations:
The Hague  Tjerk Huysinga    +31 70 377 3996 / +44 207 934 3856
USA   Harold Hatchett    +1 713 241 1019

Cautionary Note
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this press release “Shell”, “Shell group”
and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this press release refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies”
or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this press release, associates and jointly controlled entities are also referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 34% shareholding in Woodside Petroleum Ltd.)
ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This press release contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as
‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘intend’’,
‘‘may’’, ‘‘plan’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘probably’’, ‘‘project’’,
‘‘will’’, ‘‘seek’’, ‘‘target’’, ‘‘risks’’, ‘‘goals’’, ‘‘should’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this press release, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Shell’s products; (c)
currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.
Readers should not place undue reliance on forward-looking statements.
Additional factors that may affect future results are contained in Royal Dutch
Shell’s 20-F for the year ended December 31, 2009 (available at
www.shell.com/investor and www.sec.gov ). These factors also should be considered by the reader.  Each forward-looking statement speaks only as of the date of this press release, 28 May, 2010. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this press release.

The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.  We may have used certain terms in this press release that SEC's guidelines strictly prohibit us from including in filings with the SEC.  U.S.
Investors are urged to consider closely the disclosure in our Form 20-F, File No
1-32575, available on the SEC website www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.
--------------------------------------------------------------

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 28 May 2010	By:	/s/ M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary